EXHIBIT 99.1
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NEWS RELEASE

OCTOBER 30, 2003

ARC ENERGY TRUST ANNOUNCES TRUST UNIT OFFERING
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CALGARY, OCTOBER 30, 2003 (AET.UN AND ARX - TSX) - ARC Energy Trust (the
"Trust") announced today that ARC Resources Ltd. ("ARC") has entered into an agreement to sell 11,000,000 trust units at $13.40 per trust unit to raise gross proceeds of approximately $147.4 million on a bought deal basis. The issue will be made through a syndicate of underwriters led by RBC Capital Markets and includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Desjardins Securities Inc., Dundee Securities Corporation and Raymond James Ltd.

The Trust has granted the underwriters an option, exercisable in whole or in part any time prior to 7:00 a.m. (Calgary time) on the last business day immediately preceding the date of closing, to purchase up to an additional 3,500,000 trust units at the same offering price. Should the underwriters' option be fully exercised, the total gross proceeds of the issue would be approximately $194.3 million. This offering is subject to normal regulatory approval and is expected to close on or about November 17, 2003.

The net proceeds will initially be used to repay outstanding bank indebtedness and to subsequently fund ongoing capital expenditures of approximately $50 million for the balance of 2003 and a portion of ARC's 2004 capital program.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


   NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
                                 UNITED STATES.


    For further information about ARC Energy Trust, please visit our website www.arcresources.com or for further information, contact:

                 Investor Relations, E-mail: ir@arcresources.com
 Telephone: (403) 503-8600     Fax: (403) 509-6417     Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9